HUNTON ANDREWS KURTH LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
Via EDGAR and E-Mail	PETER G. WEINSTOCK DIRECT DIAL: 214 • 468 • 3395 EMAIL: pweinstock@HuntonAK.com
October 5, 2018	BETH A. WHITAKER DIRECT DIAL: 214 • 468 • 3575 EMAIL: bwhitaker@HuntonAK.com

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Spirit of Texas Bancshares, Inc.

Registration Statement on Form S-4

Filed September 7, 2018

File No. 333-227225

Ladies and Gentlemen:

On behalf of our client, Spirit of Texas Bancshares, Inc. (“Spirit” or the “Company”), we are submitting the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 3, 2018 (the “Comment Letter”), with respect to the above-referenced filing. Spirit has also revised its Registration Statement on Form S-4 (the “Registration Statement”) in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

For your reference, in addition to the electronic filing, a hard copy of this letter, along with courtesy copies of Amendment No. 1 marked to indicate changes from the Registration Statement filed on September 7, 2018 (the “marked Amendment No. 1”) are being delivered to the Staff under separate cover.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by Spirit’s response to the comment. All page references in our responses correspond to pages in the marked Amendment No. 1.

ATLANTA    AUSTIN    BANGKOK    BEIJING    BOSTON     BRUSSELS    CHARLOTTE    DALLAS    DUBAI    HOUSTON    LONDON    LOS ANGELES

MIAMI    NEW YORK    NORFOLK    RALEIGH/DURHAM    RICHMOND    SAN FRANCISCO    THE WOODLANDS    TYSONS    WASHINGTON, DC

www.HuntonAK.com

October 5, 2018

Cover Page

1.

Please revise your disclosure to include the merger consideration on a per share basis (i.e. stock exchange ratio and cash consideration), addressing any assumptions and the factors that will impact the actual per share consideration (e.g. the number of dissenting Comanche shares). Please make conforming revisions throughout your joint proxy statement/prospectus.

Response: In response to the Staff’s comments, the Company has revised the disclosures on the cover page and pages 2, 3, 12 and 76 to describe the merger consideration on a per share basis, addressing any assumptions and the factors that will impact the actual per share consideration.

The Merger

Interests of Comanche’s Directors and Executive Officers in the Merger, page 93

2.	Please disclose the material terms of your employment agreements with Messrs. Stewart and Nix. For guidance, please refer to Item 18(a)(5)(i) of Form S-4.

Response: In response to the Staff’s comments, the Company has revised the disclosures on pages 95 and 96 to describe the material terms of the Company’s employment agreements with Messrs. Stewart and Nix.

Annex C, page C-1

3.

We note that Stephens Inc.’s consent in the penultimate paragraph on page C-3 is conditioned on its approval “of the content of such disclosure prior to any filing or publication of such shareholder communication.” Please remove this qualification, and include a statement whereby Stephens consents to the use of its audit report in this proxy statement/prospectus.

Response: In response to the Staff’s comments, the Company has added as Exhibit 99.3 a separate consent of Stephens Inc. to the inclusion of its fairness opinion to the Board of Directors of the Company as Annex C to the joint proxy statement/prospectus.

If you have any questions or comments regarding the foregoing or require additional information, please contact either Peter G. Weinstock, by phone at (214) 468-3395 or by email at pweinstock@huntonak.com, or Beth A. Whitaker, by phone at (214) 468-3575 or by email at bwhitaker@huntonak.com.

October 5, 2018

Sincerely,

/s/ Peter G. Weinstock

Peter G. Weinstock

/s/ Beth A. Whitaker

Beth A. Whitaker

cc:	Dean O Bass, Chairman and Chief Executive Officer, Spirit of Texas Bancshares, Inc.
Jeffrey A. Powell, Chief Financial Officer, Spirit of Texas Bancshares, Inc.
William T. Teten, Fenimore, Kay, Harrison & Ford, LLP